Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 00525)
APPOINTMENT OF DIRECTORS AND SUPERVISORS
Reference is made to the circular of Guangshen Railway Company Limited (the “Company”) dated 13 April 2011 and the announcement of the Company dated 2 June 2011. The term of office for the directors and supervisors shall be from the 2010 AGM to the 2013 AGM. Biographies of the directors and supervisors of the sixth session of the Board of Directors of the Company and the Supervisory Committee of the Company are set out below:
Executive and Non-Executive Directors
Mr. Xu Xiaoming, aged 55, has a university degree and is a senior engineer. Mr. Xu has many years of experience in the railway field. He has worked at the Zhengzhou Railway Bureau and served as a technician of the Xinyang telecommunication section, an engineer of the telecommunication department and vice section chief of Zhengzhou telecommunication section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. He has served in various managerial positions, including assistant of sub-administration director and deputy sub-administration director of Zhengzhou Sub-bureau of Zhengzhou

Railway Bureau, deputy director of Zhengzhou Railway Bureau, deputy director-general of Transportation Bureau of Ministry of Railways and director of Basic Standards Department and the General Chief of Command and Control of Ministry of Railway. He has been Chairman and Secretary of CPC Committee of GRGC since May 2010. Mr. Xu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Guo Zhuxue, aged 44, has a university degree and is a senior engineer. Mr. Guo has worked at Chengde station and the Central Control Office of Beijing Sub- bureau of Beijing Railway Bureau. He has served as a dispatcher of Central Control Department of Transportation Command Center, deputy director and director of Central Control Division of Central Control Department, and deputy director of Central Control Department of Transportation Bureau of Ministry of Railway. He has been vice Chairman, General Manager and Deputy Secretary of CPC Committee of GRGC since January 2008. Mr. Guo does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Shen Yi, aged 56, has a university degree and is a political officer. Mr. Shen has many years of experience in railway departments. He has served in various managerial positions, including vice section chief of Guangzhou Mechanical Section of Guangzhou Sub-bureau of Guangzhou Railway Bureau, director of the Political Department of Guangzhou Railway Sub-bureau, secretary of Chinese Youth League of Guangzhou Railway Bureau, secretary of CPC Central Committee for Discipline Inspection and Deputy General Manager of Guangmeishan Railway Company, General Manager of Hong Kong Kai Man Trading Company Limited, General Manager of Guangmeishan Railway Company Limited, General Manager of Huaihua headquarter of GRGC, director of Huaihua Railway Office and General Manager of Shichang Railway Company Limited. He has been General Manager and secretary of the Party Working Committee of the Company since October 2008. Mr. Shen does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.

Mr. Li Liang, aged 50, has a university degree and is an engineer. Mr. Li has served as section chief of Anyang engineering section of Xinxiang Sub-bureau of Zhengzhou Railway Bureau, section chief of Xinxiang engineering section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, deputy sub-administration director of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, deputy sub-administration director of Wuhan Sub-bureau of Zhengzhou Railway Bureau and deputy director of Wuhan Railway Bureau. He has been Executive Deputy General Manager and a member of the CPC Standing Committee of GRGC since December 2006. Mr. Li does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Yu Zhiming, aged 52, has obtained a master’s degree in engineering and is a senior accountant. Mr. Yu has worked in the Wuhan Sub-bureau of Zhengzhou Railway Bureau. He has served as deputy section chief of the Finance Section of Wuhan Sub- bureau of Zhengzhou Railway Bureau, deputy sub-division director, acting sub- division director and sub-division director of the Finance sub-division of Wuhan Sub-bureau of Zhengzhou Railway Bureau, director of the Finance Division of Wuhan Railway Bureau, director of the Finance Department and Capital Settlement Center of Wuhan Railway Bureau, and standing vice-director of Capital Settlement Center of Ministry of Railway. Since April 2008, he has been chief accountant of GRGC. Mr. Yu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Luo Qing, aged 46, has a university degree and is a political officer. Mr. Luo has served as a football player of Guangdong Physical Culture and Sports Team, secretary of Sports Association of Guangzhou Sub-bureau of Guangzhou Railway Bureau, coach of the Trade Union Sports Association of Yangcheng headquarter of GRGC, secretary-general of Locomotive Sports Association of Yangcheng headquarter of GRGC, secretary-general of Locomotive Sports Association of GRGC, the Chief of the organization department of GRGC and Chairman of the Trade Union of the Company. He has been deputy secretary of the Party Working Committee, secretary of Discipline Working Committee and Chairman of the Trade Union of the Company since May 2010. Mr. Luo does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Independent Non-Executive Directors
Mr. Lu Minlin, aged 57, graduated from University of Wisconsin-Madison and obtained a L.L.M. degree from the University of Hong Kong and a J.D. degree from the University of California. He has professional qualifications in accounting, finance, real estate and hospitality fields. Mr. Lu is a chartered accountant of U.K. and Canada. He is a licensed with the Securities and Futures Commission as a Type 6 responsible officer (advising on corporate finance). Mr. Lu has served as a Director and strategy consultant of multinational financial corporations and emerging international corporations. Currently, he is in charge of an investment and corporate financing entity which has offices in London and Hong Kong. He concurrently serves as a non-executive Chairman of Luk Fook Holdings (International) Limited, a non-executive Director and Vice Chairman of Asian Capital Resources (Holdings) Limited, and an independent non-executive Director of Shanghai Zendai Property Limited (all these companies have been listed in Hong Kong).
Mr. Liu Xueheng, aged 38, obtained an MBA degree from Cambridge University. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive Director of Partners Capital International Limited since 2002, an executive Director of Vision Finance Group Limited since June 2006 and an executive Director of Beijing Properties (Holdings) Limited since January 2011 which has been listed in Hong Kong.
Ms. Liu Feiming, aged 42, graduated from Hefei Industrial University, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the Administrative Office of Anhui Huainan Chemistry Industrial Company. She has served as Finance Manager of Hengxing Electronic Science (Shenzhen) Co., Ltd since March

1994, Finance Manager of China Motion Telecom Group Limited since May 1996 and Vice President of China Motion Telecom International Limited since October 2002. She is currently a Director and Vice President of Finance of Shanghai Group (Shenzhen) Limited Company and has been since April 2004.
Each independent non-executive director, pursuant to the listing rules of the Shanghai Stock Exchange, is required to make declarations of independence in respect of each of their relationships with the Company, and accordingly, have made such declarations of independence to the Shanghai Stock Exchange. Such declarations can be viewed on the Shanghai Stock Exchange’s website at: http:www. sse.com.cn.
Save as disclosed above, the above directors have no relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company. Save as disclosed above, all of the above directors have no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”).
Save as disclosed above, the above directors have not held any other directorships in listed public companies in the last three years or in other members of the Company’s group.
All the executive directors and non-executive directors as mentioned above will not be entitled to any remuneration. Each of Mr. Xu Xiaoming as Chairman and Mr. Shen Yi as Chief Executive Officer will be entitled to an annual subsidy of RMB18,000. Each of the other executive and non-executive directors will be entitled to an annual subsidy of RMB12,000. Mr. Lu Minlin and Mr. Liu Xueheng will be entitled to an annual remuneration of HK$150,000 and an annual subsidy of HK$18,000. Ms. Liu Feiming will be entitled to an annual remuneration of RMB100,000 and an annual subsidy of RMB12,000.
Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock

Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter relating to the appointment of the above directors that needs to be brought to the attention to the shareholders of the Company.
Supervisors (shareholders representatives)
Mr. Xu Ling, aged 55, graduated with a university degree and is a senior political officer. Mr. Xu served in various managerial positions in GRGC as well as Huaihua headquarter of GRGC. He has served as deputy secretary of Chinese Youth League of Guangzhou Railway Bureau, secretary of CPC General Branch of Guangzhou Railway Materials Factory of Guangzhou Railway Bureau, Chairman of the Trade Union of directly subordinate organs of the Huaihua headquarters of GRGC, deputy secretary of CPC Central Committee for Discipline Inspection and director of supervisory division of GRGC, deputy secretary and secretary of CPC Committee of the Huaihua headquarter of GRGC, secretary of the Party Working Committee and director of Huaihua railway office of GRGC, and director and secretary of the Party Working Committee of Changsha and Huaihua Railway Office of GRGC. From March 2010 until now, he has been deputy secretary of CPC Committee and secretary of CPC Central Committee for Discipline Inspection of GRGC. Mr. Xu does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Chen Shaohong, aged 44, has a university degree and is an economist. Mr. Chen has served as an assistant lecturer and secretary of Communist Youth League of Guangzhou Railway Machinery School of Guangzhou Railway Bureau, secretary of Retired Staff Division of GRGC, senior staff member, deputy section chief, section chief and deputy director of the Corporate Management Office of GRGC, and deputy director and director of Corporate and Legal Affairs Department of GRGC. Since June 2008, he has been vice-chief economist and director of Corporate and Legal Affairs Department of GRGC. Mr. Chen does not own any shares of the Company and has not been punished by China Securities Regulatory Commission or any other authorities or any stock exchange.

Mr. Li Zhiming, aged 50, graduated with a university degree and is an accountant. Mr. Li has worked at the Hengyang Sub-bureau of Guangzhou Railway Bureau. He has served as a principal accounting staff and an accountant of the Finance Division of Changsha Sub-bureau of Guangzhou Railway Bureau, deputy director and director of the Finance Department of Changsha headquarter of GRGC, director of the Finance Sub-division of Changsha Railway Company, director of the Finance Office of Changsha Railway Office and deputy director of Audit Division of GRGC (take charge of the work). He has served as director of Audit Division of GRGC since April 2006. Mr. Li does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Mr. Shen Jiancong, aged 42, graduated with a university degree and is an economist. Mr. Shen has worked at the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau. Then, he has served as secretary of Chinese Youth League of such mechanical refrigerator car depot, deputy director and director of Division of Personnel of GRGC, deputy director of Division of Human Resources of GRGC, director of Organization Department of Party Committee of GRGC, and secretary of CPC Committee and vice stationmaster of Shenzhen station of Guangshen Railway Company Limited. He has been director of Division of Human Resources and director of Organization Department of Party Committee of GRGC since March 2011. Mr. Shen does not own any shares of the Company and has not been penalized by China Securities Regulatory Commission or any other authorities or any stock exchange.
Save as disclosed above, the above supervisors have no relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company.
Save as disclosed above, the above supervisors have no interest in the shares of the Company within the meaning of Part XV of the SFO.
Each of the supervisors as mentioned above will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the appointment of the above supervisors that needs to be brought to the attention to the shareholders of the Company.
Supervisors (staff representatives)
Mr. Chen Jianping, aged 44, graduated in economic management from the Guangdong Academy of Social Sciences and is a political engineer. Mr. Chen joined the railway industry in 1989. Mr. Chen has also worked at Guangzhou Railway No. 1 Middle School, Guangzhou Locomotive Sports Association, GRGC and our Company. Mr. Chen’s main positions include serving as secretary of the office of the Trade Union of GRGC, head of the supply department in our Company, vice-secretary of the Party Committee and secretary of the Discipline Inspection and Working Commission of passenger transportation affairs of the Company, deputy head of the secretariat of the office of our Company and Chairman of the Trade Union of the GRGC Mechanized Railway Track Center. Mr. Chen has served as the division head of the Guangzhou passenger transportation division of our Company since 2007.
Mr. Xu Huiliang, aged 48, graduated with an undergraduate degree from Southwest Jiaotong University, majoring in computer technology in 1983 and is a senior engineer. Mr. Xu joined our Company in 1992 and served as a software development engineer in Computer department until 2000. From 2000 to 2009, he served as deputy head of computer information center of our Company. Since 2009, Mr. Xu served as head of information technology of our Company. Mr. Xu obtained several awards including “Leading Young Talent in Science and Technology” awarded by GRGC in 1999, a special subsidy awarded by the State Council in 2001 and the “Mao Yisheng Railway Engineer” award in 2003. Other honors include once first prize and once third prize for the award for science and technology advancement of the Ministry of Railway and once second prize for science and technology advancement of Shenzhen City and twice first prize and twice third prize for science and technology advancement awarded by GRGC.

Save as disclosed above, the above supervisors have no relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company.
Save as disclosed above, the above supervisors have no interest in the shares of the Company within the meaning of Part XV of the SFO.
Each of the supervisors as mentioned above will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB10,000.
Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the appointment of the above supervisors that needs to be brought to the attention to the shareholders of the Company.
By Order of the Board

Guo Xiangdong

Company Secretary
Shenzhen, the PRC
2 June 2011
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
Xu Xiaoming
Shen Yi
Luo Qing
Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming
Independent Non-executive Directors
Lu Minlin
Liu Xueheng
Liu Feiming